FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of June 2020

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Incorporation by Reference
The registrant hereby incorporates this report on Form 6-K by reference in the prospectus that is part of the its Registration Statement on Form F-3 (Registration No. 333-239409) filed with the SEC on June 24, 2020.

Information furnished on this form:
EXHIBIT

Exhibit Number

1	Recent Developments

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: June 29, 2020	By:	/s/ Takashi Okubo
Takashi Okubo Global Head of Investor Relations

Recent Developments
On June 29, 2020, Takeda Pharmaceutical Company Limited (“Takeda”) announced the anticipated financial impact from Novartis Europharm Limited’s (“Novartis”) withdrawal of the Marketing Authorisation Application (“MAA”) for Xiidra® (lifitegrast ophthalmic solution) 5% product (“Xiidra®”) in Europe, as posted on the European Medicines Agency’s website on June 26, 2020.

Xiidra® is the first and only prescription treatment approved by the U.S. Food and Drug Administration for both signs and symptoms of dry eye disease, with a mechanism of action that targets inflammation. It was one of the products obtained through the acquisition of Shire plc by Takeda in January 2019. In July 2019, Takeda completed the sale of Xiidra® to Novartis for a sales price of $3.4 billion upfront in cash and up to an additional $1.9 billion in potential milestone receipts, including certain sales-based milestones. As of March 31, 2020, Takeda had recognized a financial asset of approximately $850 million on its Consolidated Statements of Financial Position based on the estimated fair value of the contingent consideration related to these potential milestone receipts.

Takeda will remeasure the financial asset to its estimated fair value as at June 30, 2020. As a result of Novartis’ withdrawal of the MAA for Xiidra®, Takeda expects that the probability of receiving certain sales-based milestones may be reduced, although the total potential milestone receipts of up to $1.9 billion remain unchanged. As a result of the remeasurement, Takeda anticipates that it will recognize a loss of approximately $200 million in Operating Profit resulting in a loss of approximately $150 million in Net Profit attributable to owners of the Company for the three-month period ending June 30, 2020. The amounts will be finalized as part of Takeda’s quarter-end procedures in connection with its results for the three-month period ending June 30, 2020, and the actual loss may be higher or lower as a result. The final impact for the three-month period ending June 30, 2020 will be disclosed in due course, after it becomes available.

Since the impact to Takeda of Novartis’ withdrawal of the MAA represents a loss related to the divestment of a non-core business, it will impact reported profit, but there is expected to be no material negative impact on cash flows or Adjusted EBITDA. Finally, Takeda remains committed to $10 billion of divestitures of its non-core assets, and this announcement does not impact this commitment.

Forward-Looking Statements
This document contains forward-looking statements, beliefs or opinions regarding Takeda’s future business, future position and results of operations, including estimates, forecasts, targets and plans for Takeda. Without limitation, forward-looking statements often include words such as “targets”, “plans”, “believes”, “hopes”, “continues”, “expects”, “aims”, “intends”, “ensures”, “will”, “may”, “should”, “would”, “could” “anticipates”, “estimates”, “projects” or similar expressions or the negative thereof. These forward-looking statements are based on assumptions about many important factors, including the following, which could cause actual results to differ materially from those expressed or implied by the forward-looking statements: the economic circumstances surrounding Takeda’s global business, including general economic conditions in Japan and the United States; competitive pressures and developments; changes to applicable laws and regulations; the success of or failure of product development programs; decisions of regulatory authorities and the timing thereof; fluctuations in interest and currency exchange rates; claims or concerns regarding the safety or efficacy of marketed products or product candidates; the impact of health crises, like the novel coronavirus pandemic, on Takeda and its customers and suppliers, including foreign governments in countries in which Takeda operates, or on other facets of its business; the timing and impact of post-merger integration efforts with acquired companies; the ability to divest assets that are not core to Takeda’s operations and the timing of any such divestment(s); and other factors identified in Takeda’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission, available on Takeda’s website at: https://www.takeda.com/investors/reports/sec-filings/ or at www.sec.gov. Takeda does not undertake to update any of the forward-looking statements contained in this press release or any other forward-looking statements it may make, except as required by law or stock exchange rule. Past performance is not an indicator of future results and the results or statements of Takeda in this press release may not be indicative of, and are not an estimate, forecast, guarantee or projection of Takeda’s future results.

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